Exhibit 99

VIRGINIA ELECTRIC AND POWER COMPANY

CONDENSED CONSOLIDATED EARNINGS STATEMENT

(Unaudited)

Twelve Months Ended June 30, 2008
(millions)
Operating Revenue	$6,384
Operating Expenses	4,722

Income from operations	1,662
Other income	33
Interest and related charges	317

Income before income tax expense	1,378
Income tax expense	518

Net Income	860
Preferred dividends	16

Balance available for common stock	$844